Skadden, Arps, Slate, Meagher & Flom llp ONE MANHATTAN WEST NEW YORK, NY 10001 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com February 28, 2022

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Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Sharon Blume Jacob Luxenburg Sandra Hunter Berkheimer David Lin

Re:	Pagaya Technologies Ltd. Amended Draft Registration Statement on Form F-4 Submitted January 24, 2022 CIK No. 0001883085

Ladies and Gentlemen:

On behalf of our client, Pagaya Technologies Ltd. (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated February 22, 2022 (the “Comment Letter”) with respect to the above-referenced amended Registration Statement on Form F-4 (the “Amended Registration Statement”) filed confidentially with the Commission by the Company on January 24, 2022.

Concurrently with the filing of this letter, the Company has confidentially filed an amendment to the Amended Registration Statement (“Amendment No. 2”) in response to the Staff’s comments and to reflect certain other changes.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 2.

General

1.	We note your disclosure on pages 254 and 261 in response to comment 6 that the exclusive forum provision in the Pagaya A&R Articles:
•	identifies the competent courts in Tel Aviv, Israel as the exclusive forum for certain litigation matters; and
•	would not apply to claims brought pursuant to the Securities Act or the Exchange Act, or any other claim for which U.S. federal courts would have exclusive jurisdiction.

Please ensure that such provision in the Pagaya A&R Articles states this clearly, or tell us how you will inform investors in future filings that such provision does not apply to any actions brought under the Securities Act or the Exchange Act.

Response: In response to the Staff’s comment, the Company notes for the Staff that Section 73(a) of the Pagaya A&R Articles specifically provides that (emphasis added):

Unless the Company consents in writing to the selection of an alternative forum, with respect to any causes of action arising under the U.S. Securities Act of 1933, as amended, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended; . . .

The Company intends to ensure that any future filings under the Securities Act or Exchange Act that describe the Pagaya A&R Articles include a clear statement that causes of action brought under the Securities Act will be subject to the exclusive jurisdiction of U.S. federal courts. In addition, in response to the Staff’s comment, the Company has clarified its disclosures on pages 59, 256 and 263 of Amendment No. 2 to remove references to the Exchange Act and align such disclosure with the text of the Pagaya A&R Articles.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

Risk Factors
If we are deemed to be an investment company under the Investment Company Act…, page 50

2.
With respect to your response to comment 5 regarding your intent to operate your business in order to maintain an exemption from the registration requirements of the Investment Company Act of 1940 (the “1940 Act”), we have the following initial comments.

•
We note that you measure the percentage of your assets held in “investment securities” (for purposes of your Section 3(a)(1)(C) analysis) and “securities” (for purposes of your Section 3(b)(1) analysis) against “Adjusted Tangible Assets.” Please provide your detailed legal analysis explaining why the Company is able to “adjust” the value of certain assets represented on the consolidated balance sheets of the Company, which are audited by a public accounting firm, when accounting for the value of the Company’s assets for purposes of the Company’s Section 3(a)(1)(C) and Section 3(b)(1) analyses. In your response, please cite to relevant legal support, if any.

Response: The term “Adjusted Tangible Assets”1 as used in our initial response letter is not intended to modify the value ascribed to any assets represented on the consolidated balance sheets of the Company. The values used to calculate “Adjusted Tangible Assets” are derived directly from the audited financial statements of the Company and not adjusted. The term is used to refer to the Company’s assets, including the value of the securities of the risk retention SPV interests held directly by the Company on an unconsolidated basis (the “Company Unconsolidated RR SPV Interest”), as prescribed by Section 3(a)(1)(C) of the Investment Company Act, and excluding cash items and government securities.

For purposes of Section 3(a)(1)(C) and Section 3(b)(1) analysis, with respect to the Risk Retention SPVs, the relevant consideration is the value of the Company Unconsolidated RR SPV Interest on an unconsolidated basis,2 not the total value of the Risk Retention Residuals held by the Risk Retention SPVs.

1 "Adjusted Tangible Assets" is derived directly from the audited financial statements by taking into account the two relevant line items: (i) “Investments in Loans and Securities” (which as detailed later in our response, includes the value of all Risk Retention Residuals held by the Risk Retention SPVs), and (ii) “Non-Controlling Interests” (which reflects the value of the 80% interests in the Risk Retention SPVs beneficially owned by investors other than the Company).

2 Section 3(a)(1)(C) of the Investment Company Act defines an investment company as an issuer that is “engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis” (emphasis added). Section 2(a)(41) of the Investment Company Act defines “value” for purposes of Section 3 of the Investment Company Act with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are not available and with respect to securities issued by controlled companies, such as the Risk Retention SPVs, as “fair value at the end of such quarter, as determined in good faith by the board of directors.” The Commission and the Staff have further stated that “[a]s a general principle, the current ‘fair value’ of an issue of securities being valued by the board of directors would be the amount which the owner might reasonably expect to receive for them upon their current sale.” See ASR 118; Former Guide 28 to Form N-1A; Letter from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management, SEC, to Craig S. Tyle, General Counsel, Investment Company Institute (December 8, 1999).

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

Because the Risk Retention SPVs are consolidated subsidiaries for U.S. GAAP purposes, the value of all of the Risk Retention Residuals held by the Risk Retention SPVs appears on the Company’s balance sheet under the line item “Investments in Loans and Securities.” However, the Company holds only a 20% economic interest in the Risk Retention SPVs, and the other 80% economic interest is held by investors other than the Company—the value of the 20% economic interest is the value that the Company would expect to receive if sold and therefore the relevant fair value.

Considering only the line item for “Investments in Loans and Securities” would vastly overstate the fair value of the Company Unconsolidated RR SPV Interest. No buyer of the Company Unconsolidated RR SPV Interest would pay an amount equal to the entire value of all of the underlying Risk Retention Residuals held by the Risk Retention SPVs when such securities represent only a 20% economic interest.

Accordingly, the Company believes that “Investments in Loans and Securities” less “Non-Controlling Interests” accurately represents the fair value of the Company Unconsolidated RR SPV Interest, which is entirely consistent with the Company’s audited financial statements and as prescribed by Section 3(a)(1)(C) of the Investment Company Act.

•
Please provide a revised calculation for purposes of your analysis under Section 3(b)(1) that does not “adjust” the value of the “Investments in Loans and Securities” represented on the consolidated balance sheets of the Company, and as appropriate, revise your conclusion under the five factor test set out in Tonapah Mining Company of Nevada, 26 SEC 426 (1947).

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

Response: As discussed in the first section of our response to this comment 2, the Company respectfully submits that considering the line item “Investments in Loans and Securities” on the consolidated balance sheets of the Company without also taking into account the line item “Non-Controlling Interests,” as in the presentation of Adjusted Tangible Assets in the Company’s initial response, does not properly reconcile the Company’s audited financial statements to the Section 3(a)(1)(C) test and Section 3(b)(1) analysis and significantly overstates the value of the Company Unconsolidated RR SPV Interest.

However, as requested, the following table sets forth the Company’s calculations as of June 30, 2021, both (i) treating as Company assets the entire value of the Risk Retention Residuals held by the Risk Retention SPVs, as reflected in the “Investments in Loans and Securities,” and (ii) taking into account only the value of the Company Unconsolidated RR SPV Interest and the value of Risk Retention Residuals held by the Company directly, by subtracting Non-Controlling Interests from Investments in Loans and Securities.

	Value of Company Unconsolidated RR SPV Interest (i.e. Adjusted)		Value of all Risk Retention Residuals Held by Risk Retention SPVs (i.e. Unadjusted)
	June 30, 2021 (In Thousands)
Cash and Cash Equivalents	$42,504		$42,504
Restricted Cash	$25,840		$25,840
Short-Term Deposits	$149,514		$149,514
Total Cash	$217,858		$217,858

Fees Receivable	$34,661		$34,661
Property and Equipment	$2,137		$2,137
Deferred Tax Asset	$4,224		$4,224
Prepaid Expenses and Other Assets	$27,288		$27,288
Fund Seeding Holdings	$23,409		$23,409
Investment in Loans and Securities		$185,981		$185,981
(less) Non-Controlling Interests		$(142,911)		N/A
Risk Retention Holdings	$43,070		$185,981
Assets[1]	$134,789		$277,700

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

Risk Retention SPVs/Risk Retention Holdings as a Percentage of Assets (excluding cash and government securities)[1]	31.95%	66.97%

Fund Seeding Holdings as a Percentage of Assets (excluding cash and government securities)[1]	17.37%	8.43%

Investment Securities as a Percentage of Assets (excluding cash and government securities)[1]	49.32%	75.40%

1	For purposes of these calculations, assumes that Risk Retention SPVs/Risk Retention Holdings and Fund Seeding Holdings are “investment securities.”

Furthermore, and as detailed in our initial response, the Company’s balance sheet does not reflect the significant value of its intangible assets, including its intellectual property and its management and administration contracts. The Company is confident that the value of its intellectual property would dwarf the value of the Company’s other assets and, as a result, the value of investment securities held by the Company, including the Company Unconsolidated RR SPV Interest, would be well below 40% of the Company’s total assets, inclusive of such intangible assets, but excluding Government securities and cash and cash items.

The Company continues to believe that, notwithstanding its holding of investment securities in excess of 40% of its tangible assets, the Tonopah Mining Co. factors considered in their totality clearly demonstrate that the Company is engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities and that investors will treat the Company as an operating enterprise and not as an investment vehicle.

•
Please clarify whether the interest that the Company, directly or indirectly, holds in Risk Retention Residuals is in excess of the minimum amount required to be retained in order to comply with the Risk Retention Rules. To the extent that the Company retains any such excess exposure, please describe this excess exposure, and reconcile with the Company’s representation that the Company’s direct or indirect holdings of Risk Retention Residuals “are not acquired by the Company for investment purposes but are held to comply with the requirements of the Risk Retention Rules….” Please also explain whether, over time, the Company sells (or causes its risk-retention vehicles to sell) the Company’s direct or indirect interests in the Risk Retention Residuals as soon as the Company is no longer required to hold all or part of those interests in order to comply with applicable regulatory requirements.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

Response: Of the 22 securitizations sponsored by the Company since its inception, only two securitizations were in excess of the minimum amount required to be retained in order to comply with the Risk Retention Rules (the “Excess Exposure Securitizations”). The Excess Exposure Securitizations were sponsored in September 2019 and February 2020 and the amounts in excess of the regulatory requirements were minimal—0.3% and 0.8%, respectively.3 These two rare situations were a result of minimum denomination requirements of investors,4 rather than a desire to retain excess exposure to the particular securitization, which is entirely consistent with the Company’s business model of holding Risk Retention Residuals solely to comply with regulatory requirements and not for investment purposes.

Presently, no Risk Retention Residuals held by the Company or the Risk Retention SPVs have become eligible to be disposed of under the Risk Retention Rules.  However, consistent with the Company’s business model of holding Risk Retention Residuals solely to comply with regulatory requirements and not for the purpose of earning investment income, it is the Company’s intention to seek to dispose of Risk Retention Residuals as promptly as reasonably practicable once they are eligible to do so under the Risk Retention Rules and to reinvest the proceeds of such dispositions in the further growth of the business of the Company, including sponsorship of future securitizations.

3 Such excess exposure was retained in securitizations where the Company (or the Risk Retention SPVs) held an eligible “horizontal” residual interest in order to comply with the Risk Retention Rules. The “horizontal residual interest” is required to be held in the most subordinated class of the securitization in an amount equal to at least 5% of the fair value of all interests issued as part of such securitization transaction.

4 Investors typically purchase interests in the subordinated class of a securitization only in significant block sizes. As a result, the Company cannot always precisely calibrate the size of the interest it retains in the subordinated class to 5%. Completing a securitization transaction while holding a portion of the subordinated class in excess of 5% is not done for investment purposes or because the Company desires to obtain more or less exposure to any particular securitization transaction. Instead, it is merely in response to the minimum denomination requirements of investors as to whether the full amount of the subordinated class can be sold to investors in order to leave the Company with a residual of exactly 5%.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

•
Further, we note that Pagaya Investments US LLC is a registered investment adviser under the Investment Advisers Act of 1940, and is an indirect wholly-owned subsidiary of the Company. Please explain the business relationship and activities shared between Pagaya Investments US LLC and the Company. Please also clarify whether the Company, or any of its wholly-owned subsidiaries, employs a chief investment officer or similar staff, and describe their specific activities and job functions, including how much time is devoted to managing the Risk Retention SPVs, the Company’s interests in Risk Retention Residuals, or other securities held by the Company.

Response: Pagaya Investments US LLC (“Pagaya RIA”) is an indirect wholly-owned subsidiary of Pagaya. Pagaya RIA serves as the investment manager of Pagaya’s private funds (i.e., Pagaya RIA’s clients). The Company provides Pagaya RIA with general corporate support for accounting, operations, legal and technology. Pagaya RIA utilizes proprietary technology, developed and owned by the Company and provided as a service to Pagaya RIA to inform the investment management of its client’s assets.

Pagaya RIA currently has a Chief Investment Officer, whose role relates to the investment strategy of Pagaya RIA’s business and its clients. Pagaya RIA’s Chief Investment Officer is also a member of the Pagaya RIA Investment Committee, which makes decisions with respect to its clients’ (i.e., private funds) investments. The role of the Pagaya RIA Investment Committee is to review potential investments solely for Pagaya RIA clients and acts independent of the other activities of the Company and its other affiliates. The Chief Investment Officer of Pagaya RIA is not involved in or responsible for the management, structuring, or administration of the Risk Retention SPVs, the Company’s interests in Risk Retention Residuals, or other securities held by the Company or any determination with respect to the Company’s regulatory requirements to hold risk retention residuals.

The statements included in our original response regarding the number and composition of the Company’s personnel and their activities were inclusive of the Company’s subsidiaries, including Pagaya RIA. Because the Risk Retention Residuals are (i) held passively and to comply with regulatory requirements and not for investment purposes and (ii) not subject to active management or oversight, none of the Company’s directors, officers, or other Company personnel (including those of its subsidiaries), regularly devote any significant time to managing the Company’s Risk Retention Residual holdings or other securities, if any, held by the Company.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

Once the Company is eligible to dispose of Risk Retention Residuals pursuant to the Risk Retention Rules, while it will continue to be the case that the Risk Retention Residuals are held passively and to comply with regulatory requirements and will not be subject to regular active management by any Company personnel, the Company does expect that some personnel will devote a portion of their time to effecting dispositions of Risk Retention Residuals as such dispositions are permitted.  However, the Company expects that such disposition activities will be limited to a small number of personnel within the Company’s overall workforce, and expects any such personnel to devote less than 5% of their time to such disposition activities.

U.S. Federal Income Tax Considerations, page 159

3.	Please be advised that we continue to review your response to comment 10 and may have further comments.

Response: The Company acknowledges that the Staff continues to review the Company’s prior responses.

Pagaya's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 189

4.
As it relates to the risk retention interest that you are required to hold in your unconsolidated securitization vehicles that you sponsor, please inform us as to why you did not provide the information required by instruction 8 to Item 303(b) of Regulation SK.

Response: In response to the Staff’s comment, the Company acknowledges the Staff’s comment and has revised its off-balance sheet arrangement disclosure on page 203 of Amendment No. 2.

Consolidated Balance Sheets, page F-26

5.
In accordance with Rule 5-02 of Regulation S-X, please revise your annual and interim period balance sheets to clearly distinguish between current and non-current assets. Similarly, clearly distinguish between current and non-current liabilities.

Response: In response to the Staff’s comment, the Company acknowledges the Staff’s comment and has revised its annual and interim period balance sheets to distinguish between current and non-current assets and liabilities on pages F-2 and F-27 of Amendment No. 2.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

Consolidation and Variable Interest Entities, page F-40

6.	We acknowledge your response to our prior comment 17. Please amend your disclosure, in both your annual and interim financial statements, to clearly state the following:
•
That both Pagaya Structured Holdings LLC and Pagaya Structured Holdings II LLC, which you consolidate in accordance with ASC 810, represent your risk retention SPVs that have been established to hold your required 5% interest in the securitization vehicles that you sponsor

•	That your unconsolidated VIEs solely represent the actual securitization vehicles that you sponsor

Further, provide the following information:
•	For your consolidated VIEs (i.e. the risk retention SPVs) the information required by ASC 810-10-50-3
•	For your non-consolidated VIEs (i.e. the securitization vehicles) the information required by ASC 810-10-50-4

Response: The Company acknowledges the Staff’s comment and has revised its disclosures within Footnote 5, “Variable Interest Entities”, on pages F-12, F-13, and F-41 in the interim and annual financial statements included within Amendment No. 2 to reflect the Company’s involvement with variable interest entities (“VIEs”), including the requirements of ASC 810-10-50-3 and ASC 810-10-50-4. The Company has clarified that Pagaya Structured Holdings LLC and Pagaya Structured Holdings II LLC are consolidated VIEs (i.e., “Risk Retention Entities”). Additionally, the Company’s involvement with non-consolidated VIEs solely relates to securitizations sponsored by the Company. The Company also notes that it does not use warehouse facilities or similar facilities in connection with its sponsored securitizations.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

Transactions with Related Parties, page F-41

7.
We acknowledge your response to our prior comment 19. As requested in our prior comment, please amend your related party disclosure footnote in your interim financial statements to provide the information required by ASC 850-10-50-1 for your $24.7 million related party receivable.

Response: In response to the Staff’s comment, the Company acknowledges the Staff’s comment and has revised its disclosure to Footnote 7, “Transactions with Related Parties”, on page F-14 of Amendment No. 2 to provide information related to the $24.7 million related party receivable.

***

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2587.

Very truly yours,

/s/ Jeffrey A. Brill
Jeffrey A. Brill
Skadden, Arps, Slate, Meagher & Flom LLP

cc:         Maxim O. Mayer-Cesiano
Andrea L. Nicolás
B. Chase Wink
Skadden, Arps, Slate, Meagher & Flom LLP

Gal Krubiner
Richmond Glasgow
Pagaya Technologies Ltd.